

May 8, 2006

Frank V. Tannura
Chairman of the Board and CEO
Packaging Dynamics Corporation
3900 West 43rd Street
Chicago, Illinois 60632

> **Re:** **Packaging Dynamics Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 26, 2006**
> **File No. 0-49741**

Dear Mr. Tannura:

We have limited our review of your filing to those issues we have addressed on our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to prior comment 4. Please disclose the information set forth in the first paragraph of your response pursuant to Item 14(b)(7) of Schedule 14A.

Deutsche Bank Securities, Inc., page 25

2. We note your response to prior comment 8. However, please disclose the implied enterprise and equity <u>values</u> for the Premiums Paid Analysis (page 30) and Discounted Cash Flow Analysis (page 31) valuation methods, as set forth on page 6 of Deutsche Bank's materials.

<u>Oak Hill Securities Funds, page 50</u>

3. We note your response to prior comment 10. Please quantify in dollars the fees Oak Hill Advisors will derive from such transaction.

Please respond to these comments by filing an amendment to your filing and providing the supplemental information requested. Please provide us with a supplemental response that addresses each of our comments and notes the location of any corresponding revisions made in your filing. Please also note the location of any material changes made for reasons other than responding to our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses and amendment.

Please contact Brigitte Lippmann at (202) 551-3713 or me at (202) 551-3767 if you have any questions.

Sincerely,

Jennifer Hardy
Branch Chief

cc: William R. Kunkel, Esq.
        Skadden, Arps, Slate, Meagher & Flom LLP
        333 West Wacker Street
        Chicago, Illinois 60606